 Exhibit 99.1

Emerald Health Therapeutics’ Joint Venture, Pure Sunfarms, Reports Positive Operating and Financial Growth in 2019, with Significant EBITDA Performance of $54.1 Million

VANCOUVER, March 31, 2020 – Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) has provided audited financial results for the fourth quarter and year of 2019 for its British Columbia-based joint venture, Pure Sunfarms (PSF).

Financial Data

All comparable figures are for the year and quarter ended December 31, 2018.

●	Net sales, consisting entirely of dried cannabis, for the year and fourth quarter of 2019 were $82.8 million and $12.1 million, respectively, compared to $4.9 million and $4.7 million.
●	“All-in” cost of cultivation (including depreciation) for the year was $0.78 per gram and for the fourth quarter was $0.66 per gram.
●	Gross margin (before non-cash adjustments to the fair value of inventory and biological assets and inventory impairment) for the year and fourth quarter was 76% and 83% compared to 69% and 71%.
●	Selling, general and administrative expenses for the year and fourth quarter were $10.4 million and $3.0 million compared to $3.4 million and $1.3 million.
●	EBITDA for 2019 was $54.1 million, resulting in an EBITDA margin of 65%, compared to $0.0 million in 2018.
●	EBITDA in the fourth quarter of 2019 was $6.9 million, an EBITDA margin of 57%, compared to $2.1 million in the fourth quarter of 2018, an EBITDA margin of 44%.

Sales and Operating Highlights

●	Pure Sunfarms sold approximately 26,000 kilograms of flower and trim in 2019 at an average price of approximately $2.90 per gram. Roughly 92% of 2019 sales were to the bulk wholesale channel and 8% to the branded retail channel. Fourth quarter sales were over 1,100 kilograms averaging over C$3.59 per gram. During the fourth quarter, all cannabis sales were branded retail sales to provincial distribution boards and for the most part represented replenishment orders during the quarter.
●	PSF recognized revenue of $8.1 million upon the completion of the Settlement Agreement with Emerald in Q4.
●	Two of the three significant initial retail shipments to provincial boards occurred before and after the fourth quarter.
●	PSF expanded its distribution to Alberta in Q1 2020, thereby increasing its market presence to three of Canada's four most populous provinces (also including Ontario and British Columbia) or nearly two-thirds of the Canadian recreational cannabis market (by population).

●	PSF remained the top-selling brand of dried flower with the Ontario Cannabis Store by both dollars sold and kilograms sold year to date ended February 29, 2020, achieving a 13.5% market share (by kilograms sold), with two of the top four dried cannabis products by both dollars sold and kilograms sold, and the top-selling dried cannabis product by both dollars sold and kilograms sold.
●	It continues to work toward distribution opportunities in other provinces.
●	PSF just recently launched a new large-format 28-gram (1 ounce) package.
●	It received approval from Health Canada to operate the final components of its 65,000 square foot, state-of-the-art processing center located within the 1.1 million square foot Delta 3 greenhouse facility. The expanded processing area will enable PSF to generate additional production cost efficiencies, further elevate the quality of its products, expand its product offerings and increase its processing throughput. The processing centre includes an extraction area that will have processing capacity of 35,000 kilograms of biomass annually. The new area has been designed to satisfy European Union GMP compliance and certification, which Pure Sunfarms is currently pursuing.
●	PSF continues to prepare for the introduction of new product forms under Cannabis 2.0, expected to commence in the second half of this year.

Management Comment

“In the first full year of legal recreational cannabis sales in Canada, our Pure Sunfarms joint venture achieved stellar outcomes in operations, sales as well as financial performance,” said Riaz Bandali, President and CEO, Emerald Health Therapeutics. “PSF continues to set standards for cultivation efficiency and overall operating costs in the sector and has demonstrated an ability to deliver a compelling product and value proposition to consumers and other Licensed Producers.”

“We are proud of PSF’s success and pleased that we continue to be a significant partner in this tremendous company. We are also very pleased with the licensing and scale-up into production of our two wholly-owned cultivation facilities in Richmond, BC, and St. Eustache, Quebec, which now serve as our source of cannabis supply for our product development efforts as well as for our medical and recreational customers. These two facilities, along with our position in PSF, provide Emerald with three distinct operating assets producing differentiated and complementary products to serve the market.”

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is committed to cutting edge cannabis science to create new consumer experiences with distinct recreational, medical and wellness-oriented cannabis and non-cannabis products. With an emphasis on innovation and production excellence, Emerald’s three distinct operating assets are designed to uniquely serve the Canadian marketplace and international opportunities. These assets, all in full production, include: its Richmond, BC-based organic-certified greenhouse operation (78,000 square feet); Verdélite, its premium craft cannabis production indoor facility in St. Eustache, Québec (88,000 square foot); and Pure Sunfarms, its 42.6%-owned joint venture in Delta, BC, producing high quality, affordably priced products (1.1 million square feet). Its Emerald Naturals joint venture has launched a new natural wellness product category with its non-cannabis endocannabinoid-supporting product line and is expanding distribution across Canada.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations

(800) 757 3536 Ext. #5

invest@emeraldhealth.ca

Non-GAAP Financial Measures

This press release contains references to EBITDA which is not a measure that has any standardized meaning prescribed by IFRS and is therefore referred to as a “non-GAAP measure”. Non-GAAP measures used by the Company may not be comparable to similar measures used by other companies. EBITDA is defined as “income (loss) before interest expenses, taxes, depreciation, amortization, foreign exchange losses, and the net impact of biological asset values on income.”

The Company uses this non-GAAP measure because it provides additional information regarding performance of Pure Sunfarms’ overall business that is not otherwise reflected under IFRS.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include expansion and launch of Pure Sunfarms product lines; Pure Sunfarms securing distribution in additional provinces; Pure Sunfarms production of oils; obtaining required regulatory approvals; production and processing capacity of various facilities; expansion or conversion of facilities and the timing thereof; obtaining additional cultivation licenses and other permits; payments of amounts owed to and owed by Emerald; resolution of disputes; broadening distribution of non-cannabis endocannabinoid products; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, results of operations; changes in business focus and strategy; agreements with third parties; changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.

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